UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2013

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 15 February 2013

France Telecom-Orange disposes its shareholding in Sonaecom, a Portuguese telecommunications operator, to Sonae

Sonae and France Telecom–Orange have entered into a put and call option agreement on 15 February 2013 that will allow France Telecom to divest its entire 20% stake in the Portuguese telecommunications operator, Sonaecom. Sonae, which currently holds a 53.17% stake, is already the majority shareholder of Sonaecom.

The call is exercisable by Sonae over the next 18 months and the put will be exercisable by France Telecom during the 3 months following this initial period. They are both exercisable at the same price of 98.9 million euros. The price could be increased to 113.5 million euros if Sonaecom participates in a material transaction (involving Sonaecom or its material assets) that consolidates or restructures the Portuguese telecommunications sector in the 24 months following the signature of the agreement.

This agreement is subject to the confirmation of the Portuguese Securities Commission (CMVM) that no concerted exercise of influence results from this agreement.

This agreement secures France Telecom-Orange’s stated objective of disposing of its minority shareholding in Portugal under terms that allow the Group to benefit from the potential consolidation of the Portuguese telecommunications market.

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with sales of 45.3 billion euros for 2011 and has 170,000 employees worldwide at 30 September 2012, including 105,000 employees in France. Present in 33 countries, the Group has a total customer base of 227 million customers at 30 September 2012, including 169 million mobile customers and 15 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development.

France Telecom (NYSE:FTE) is listed on NYSE Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contacts: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

Olivier Emberger, olivier.emberger@orange.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 15, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations